FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 6

to

ANNUAL REPORT

OF

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this amendment No. 6 to its annual report on a voluntary basis.

Explanatory Note

This amendment to the Republic of Argentina’s (the “Republic”) Annual Report on Form 18-K for the year ended December 31, 2018 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 3 consecutively.

(b)	The following exhibits:

Exhibit 1:	Second 2005 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 2:	First 2016 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 3:	Third 2005 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 4:	Second 2016 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 5:	Form of Authorization for U.S.$11,223,997,506 Amortizing Step-Up Bonds due 2038, €265,545,114 Amortizing Step-Up Bonds due 2038, U.S.$10,192,324,830 Amortizing Step-Up Bonds due 2041, and €435,259,531 Amortizing Step-Up Bonds due 2041.

Exhibit 6:	Form of Authorization for U.S.$181,067,781 Amortizing Step-Up Bonds due 2038, €543,791,691 Amortizing Step-Up Bonds due 2038, U.S.$289,786,449 Amortizing Step-Up Bonds due 2041, and €1,137,342,410 Amortizing Step-Up Bonds due 2041.

Exhibit 7:	Form of Authorization for U.S.$2,607,537,102 Amortizing Step-Up Bonds due 2029, €71,000,897 Amortizing Step-Up Bonds due 2029, U.S.$16,090,612,053 Amortizing Step-Up Bonds due 2030, €1,165,590, Step-Up Bonds due 2030, U.S.$20,501,717,797 Amortizing Step-Up Bonds due 2035, €298,795,262 Amortizing Step-Up Bonds due 2035, U.S.$1,044,653,206 Amortizing Step-Up Bonds due 2046, €31,636,106 Amortizing Step-Up Bonds due 2046.

Exhibit 8:	Form of Authorization for U.S.$27,491,772 Amortizing Step-Up Bonds due 2029, €19,388,839 Amortizing Step-Up Bonds due 2029, U.S.$1,047,343,920 Amortizing Step-Up Bonds due 2046, and €216,489,980Amortizing Step-Up Bonds due 2046.

Exhibit 9:	Amended and Restated Dealer Manager and Solicitation Agent Agreement, dated September 4, 2020, between the Republic of Argentina and BofA Securities, Inc. and HSBC Securities (USA) Inc.

Exhibit 10:	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 11:	Opinion of the Legal Undersecretary of the Ministry of Economy of the Republic of Argentina.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Argentina, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 14th day of September, 2020.

THE REPUBLIC OF ARGENTINA

By:	/s/ Diego Alberto Bastourre

Name:	Diego Alberto Bastourre
Title:	Secretary of Finance of the Republic of Argentina

EXHIBIT INDEX

Exhibit	Description

Exhibit 1:	Second 2005 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 2:	First 2016 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 3:	Third 2005 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 4:	Second 2016 Supplemental Indenture, dated September 4, 2020, between the Republic of Argentina, as issuer, and the Bank of New York Mellon, as trustee.

Exhibit 5:	Form of Authorization for U.S.$11,223,997,506 Amortizing Step-Up Bonds due 2038, €265,545,114 Amortizing Step-Up Bonds due 2038, U.S.$10,192,324,830 Amortizing Step-Up Bonds due 2041, and €435,259,531 Amortizing Step-Up Bonds due 2041.

Exhibit 6:	Form of Authorization for U.S.$181,067,781 Amortizing Step-Up Bonds due 2038, €543,791,691 Amortizing Step-Up Bonds due 2038, U.S.$289,786,449 Amortizing Step-Up Bonds due 2041, and €1,137,342,410 Amortizing Step-Up Bonds due 2041.

Exhibit 7:	Form of Authorization for U.S.$2,607,537,102 Amortizing Step-Up Bonds due 2029, €71,000,897 Amortizing Step-Up Bonds due 2029, U.S.$16,090,612,053 Amortizing Step-Up Bonds due 2030, €1,165,590, Step-Up Bonds due 2030, U.S.$20,501,717,797 Amortizing Step-Up Bonds due 2035, €298,795,262 Amortizing Step-Up Bonds due 2035, U.S.$1,044,653,206 Amortizing Step-Up Bonds due 2046, €31,636,106 Amortizing Step-Up Bonds due 2046.

Exhibit 8:	Form of Authorization for U.S.$27,491,772 Amortizing Step-Up Bonds due 2029, €19,388,839 Amortizing Step-Up Bonds due 2029, U.S.$1,047,343,920 Amortizing Step-Up Bonds due 2046, and €216,489,980 Amortizing Step-Up Bonds due 2046.

Exhibit 9:	Amended and Restated Dealer Manager and Solicitation Agent Agreement, dated September 4, 2020, between the Republic of Argentina and BofA Securities, Inc. and HSBC Securities (USA) Inc.

Exhibit 10:	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

Exhibit 11:	Opinion of the Legal Undersecretary of the Ministry of Economy of the Republic of Argentina.

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